Filed Pursuant to Rule 424(b)(3)
Registration No. 333-294110

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated March 13, 2026)

Icon Energy Corp.

This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated March 13, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-294110), with the information contained in our report on Form 6-K filed with the Securities and Exchange Commission on June 9, 2026.

The Prospectus relates to the sale from time to time of up to 9,811,933 common shares, par value $0.001 per share (“Common Shares”) of Icon Energy Corp., incorporated under the laws of the Marshall Islands, by YA II PN, Ltd., a Cayman Islands exempt limited company.

This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “ICON.” On June 8, 2026, the last reported sales price of our Common Shares was $1.09 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 9, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 and Exhibit 99.2 are the unaudited interim condensed consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations of Icon Energy Corp. (the “Company”) as of March 31, 2026, and for the three-month period then ended.

Furthermore, on June 9, 2026, the Company issued a press release entitled “Icon Energy Corp. Announces Investment in a Long-Term Chartered Containership.” A copy of this press release is furnished as Exhibit 99.3 herewith.

Additionally, on June 5, 2026, the Company and Pavimar Shipping Co. (“Pavimar”) executed a new agreement (the “Master Management Agreement”) to supersede and expand upon the existing arrangements to reflect the level of commitment, resources, and operational involvement the Company anticipates from Pavimar. The Master Management Agreement is retroactively effective from April 1, 2026, being the date the Company’s Board of Directors approved entering into such agreement with all prior services and management agreements being terminated and with all termination fees and other amounts otherwise payable in connection with such terminations being waived. Pursuant to the Master Management Agreement and under the Company’s direction, Pavimar provides the Company with a range of corporate management and administration services (the “Corporate Services”), including, but not limited to, accounting, representation, tax administration, clerical and secretarial support, corporate officer services (including the services of our Chief Executive Officer, Chief Financial Officer and Corporate Secretary), third party professional services coordination, investment administration, financial advisory and treasury services. In exchange for the Corporate Services, unless otherwise agreed on a case by case basis, Pavimar charges a quarterly fee of $25,000 per vessel plus $125,000 for the group as a whole, a 1.00% capital raising commission on all gross capital raised by the Company in capital and debt markets, an annual investment administration fee equal to 1.00% of the net asset value of the Company’s passive investments, and a contingent fee equal to 15% of realized net profits, if any, from the Company’s passive investments. In addition, Pavimar provides the Company with vessel commercial and technical management services (the “Ship Management Services”), including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for the Ship Management Services, unless otherwise agreed on a case by case basis, Pavimar charges a daily management fee of $800 per vessel, a performance incentive of 1.25% on all gross income arising out of or in connection with the use or operations of the Company’s vessels, and a commission of 1.00% on the gross sale or purchase price on each vessel sale or purchase transaction. The Master Management Agreement also provides for annual inflation adjustments to fixed fees, reimbursement of out-of-pocket costs and expenses, extraordinary fees for incremental services that may be requested by the Company, and allows for incentive compensation at such times, amounts, and forms as may be determined by the Company’s Board of Directors. The Master Management Agreement has a term of eight years, renewing annually, and provides for payment of a termination fee equal to the fixed fees that would otherwise be payable over the remaining term of the Master Management Agreement.

The foregoing description of the Master Management Agreement is qualified in its entirety by reference to such document, which is attached hereto as Exhibit 10.1.

This Report, including all exhibits hereto, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291988) and shall be a part of such registration statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: June 9, 2026	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer